Exhibit 2
Notice to Holders of Stock Options of Gemplus International SA
April 12, 2006

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Axalto Holding N.V. (“Axalto”) or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gemplus International S.A. (“GISA”), nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.
Any solicitation of offers to buy any GISA shares (including GISA shares represented by GISA American Depositary Shares) in the United States in the transaction described herein would only be made pursuant to a prospectus/offer to exchange and related offer materials that Axalto would expect to send to holders of GISA securities, in accordance with or pursuant to an exemption from the U.S. securities laws. Investors and security holders who are U.S. persons are strongly advised to read, when they become available, the prospectus/offer to exchange and related exchange offer materials, as well as any amendments and supplements to those documents because they will contain important information.
Investors and security holders who are U.S. persons or who are located in the United States should read any solicitation/recommendation statement of GISA on Schedule 14D-9 when and if filed by GISA with the Securities and Exchange Commission (“SEC”) because it will contain important information. The solicitation/recommendation statement and other public filings made from time to time by GISA with the SEC are available without charge from the SEC’s website at www.sec.gov. This document, if issued, will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, United States. For further information about the public reference room, call the SEC at +1 800 732 0330.
Holders of GISA securities are requested to refer, if and when filed by Axalto, to the prospectus (note d’information) that would be available on the website of the AMF (www.amf-france.org).
This summary is for information purposes only and does not constitute legal or tax advice. You should consult your legal or tax adviser regarding the potential consequences of the matters discussed below.
As a reminder, on December 7, 2005 we announced that GISA and Axalto agreed to the terms of a merger of equals transaction, pursuant to which GISA and Axalto would be combined and Axalto would be renamed Gemalto N.V. (“Gemalto”). GISA and Axalto have agreed that prior to such combination, GISA would make a distribution of its available reserves in the amount of €0.26 per GISA share to GISA shareholders (the “Distribution”). The Distribution was approved by a large majority of GISA shareholders at the general shareholders meeting held on February 28, 2006. The Distribution is to occur subject to satisfaction of conditions precedent to the transaction, including receipt of regulatory approvals, including the filing with the Autorité des marchés financiers (the “AMF”) of Gemalto’s exchange offer to all GISA shareholders to exchange their GISA shares for Gemalto shares at a ratio of two Gemalto shares for every twenty-five GISA shares (the “Exchange Ratio”). Promptly after the conditions precedents have been satisfied, GISA would make a public announcement to this effect (the “Announcement”). The Distribution could occur as early as on the fifth business day following the Announcement.
Your GISA Stock Options Will Be Adjusted as a Result of the Distribution
The terms of the GISA stock option plans require adjustments to be made to your GISA stock options should GISA distribute to its shareholders all or a portion of its reserves. Consequently, for you and all holders of GISA stock options, the exercise price of your GISA stock options and the number of GISA shares you would receive upon exercise of your GISA stock options would be adjusted (without any action to be taken on your part) based on the formulae described below as a result of the Distribution.

Adjustment of the Exercise Price of Your GISA Stock Options
The following formula to adjust the exercise price of your GISA stock options as a result of the Distribution would apply:

New exercise price = initial exercise price – initial exercise price ×	(€0.26)

value of GISA shares prior to distribution*
*	in accordance with applicable legal and regulatory provisions, the value of GISA shares would be determined by the average of the opening stock prices of GISA shares during a one-month period within the last two months prior to the Distribution.
Adjustment of the Number of Shares You Would Receive upon Exercise of Your GISA Stock Options
The number of shares able to be subscribed upon exercise of your GISA stock options would be increased pursuant to the following formula:

New number of GISA shares to be subscribed =	initial exercise price × initial number of shares to be subscribed new exercise price
The application of these formulae in the context of the Distribution is illustrated in the hypothetical examples set forth in the attached exhibit.
All GISA stock options outstanding as of the date of the Distribution would be adjusted in accordance with the two formulae set forth above (without any action to be taken on your part). Please note that should you, as a holder of GISA stock options, wish to benefit from receiving the Distribution, then you would have to exercise those of your GISA stock options that may be exercised prior to the date of the Distribution and retain ownership of your GISA shares until the date of the Distribution.
You should also be aware that there is no guarantee that the Distribution will occur. For example, if material regulatory approvals or other conditions of the transaction have not been satisfied by October 31, 2006, either of GISA or Axalto could terminate its contractual commitment to proceed with the transaction, with the result that the Distribution would not occur.
While GISA is not aware of any adverse tax consequences that would affect holders of GISA stock options as a result of the Distribution and the related adjustments described in this letter, as holders of GISA stock options you should consult with your tax and legal advisers to determine the tax and social costs consequences of the adjustments under the laws of the country in which you reside, or in which you are subject to tax, which are, and will remain under your sole responsibility.
You should be aware that any adjustment made to your GISA stock options as a result of the Distribution should not restart or otherwise affect the lock-up period (“période d’indisponibilité”), if any such lock-up period is applicable, during which time you are not permitted to sell shares issued upon exercise of your GISA stock options.
Following the Distribution, if it occurs, you will receive a written schedule from GISA setting forth the specific adjustment to the exercise price of your GISA stock options, as well as the revised number of shares to which you are entitled to subscribe.
You May Have Certain Additional Rights in connection with the Transaction
To effect the transaction, Axalto has agreed, subject to satisfaction of the conditions of the transaction, that Gemalto will make an exchange offer to all holders of GISA shares to exchange their GISA shares for Gemalto shares, at the Exchange Ratio. Gemalto’s exchange offer would be made by means of a prospectus/offer to exchange and related exchange offer materials prepared in accordance with applicable laws.
If you obtain GISA shares through the exercise of your GISA stock options prior to the expiration of Gemalto’s exchange offer, you would be entitled to tender your GISA shares to Gemalto as part of Gemalto’s exchange offer (which would be open for at least twenty-five trading days) in accordance with the terms of such offer and receive Gemalto shares at the Exchange Ratio. No fractional Gemalto shares would be issued in Gemalto’s exchange offer in connection with tenders of GISA shares in multiples not evenly divisible by twenty-five; accordingly, if you hold fewer than twenty-five GISA shares you could not tender your GISA shares for Gemalto shares.
If your GISA stock options are vested and you decide to exercise your GISA stock options after the expiration of Gemalto’s exchange offer, Axalto has agreed that after the expiration of Gemalto’s exchange offer you would be given opportunity to exchange resulting GISA shares for Gemalto shares at the Exchange Ratio. You will be provided with more information about how you may do this in the future. Axalto is considering the mechanism to effect such exchange of GISA shares for Gemalto shares. There may be conditions or restrictions placed upon your ability to exchange your GISA shares in order to comply with applicable law.
While GISA is not aware of any adverse tax consequences that would affect holders of GISA stock options as a result of the exercise and/or exchange described in this letter, you should consult with your tax and legal advisers to determine the tax and social costs consequences of such exercise and/or exchange under the laws of the country in which you reside, or in which you are subject to tax, which are, and will remain under your sole responsibility.
* * *
Please feel welcome to present any questions and requests for additional information that you might have, preferably in writing, to either of the following:

Jean-Pierre Mistral	Stéphanie Ouadjed
Gemplus International S.A.	Gemplus International S.A.
telephone: +41 22 544 5021	telephone: +352 26 005 227
email: jean-pierre.mistral@gemplus.com	email: stephanie.ouadjed@gemplus.com

Exhibit
The application of the formulae in the context of the Distribution is illustrated in several hypothetical examples set forth in the chart below. The second, third and fourth columns assume a value of GISA shares prior to the Distribution of €2.20, €2.40 and €2.50, respectively. By way of comparison, at the close of business on April 10, 2006, GISA’s shares traded at €2.53. In each case, the amount of distribution from reserves is €0.26. In the case of Mr. X, an initial exercise price of €1.13 is assumed; in the case of Mr. Y, an initial exercise price of €2.25 is assumed.

Mr. X	€2.20	€2.40	€2.50
Number of Shares to be Subscribed	1,000	1,000	1,000
Initial Exercise Price	€1.13	€1.13	€1.13
Initial Investment	€1,130.00	€1,130.00	€1,130.00
New Adjusted Exercise Price	€1.00	€1.01	€1.01
New Adjusted Number of Shares	1,130	1,119	1,119
Investment after Adjustment	€1,130.00	€1,130.19	€1,130.19
Net Decrease in Exercise Price	€0.13	€0.12	€0.12

Mr. Y	€2.20	€2.40	€2.50
Number of Shares to be subscribed	1,000	1,000	1,000
Initial Exercise Price	€2.25	€2.25	€2.25
Initial Investment	€2,250.00	€2,250.00	€2,250.00
New Adjusted Exercise Price	€1.98	€2.01	€2.02
New Adjusted Number of Shares	1,137	1,120	1,114
Investment after Adjustment	€2,251.26	€2,251.20	€2,250.28
Net Decrease in Exercise Price	€0.27	€0.24	€0.23

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